14041153

7/18/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 1 2014
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B&A Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1070 Dundee Ave., Suite C
(No. and Street)

East Dundee, IL 60118
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence R. Buettner 847-836-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company LLP
(Name – *if individual, state last, first, middle name*)

1901 S. Meyers Road, Suite 5000 Oakbrook Terrace IL 60181-5209
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/17/14

OATH OR AFFIRMATION

I, Lawrence R. Buettner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B&A Capital, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANNA ARCURI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/24/2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B&A Capital, Inc.

Financial Statements,
Supplementary Information
and
Independent Auditor's Report
For the Year Ended
December 31, 2013

Wolf & Company LLP
Certified Public Accountants

CONTENTS

Wolf & Company LLP

Wolf & Company
Oakbrook Terrace Chicago

INDEPENDENT AUDITOR'S REPORT

Board of Directors
B&A Capital, Inc.
East Dundee, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of B&A CAPITAL, INC. which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF
A PKF International Member Firm

1901 S. Meyers Road, Suite 500 • Oakbrook Terrace, Illinois 60181-5209
630.545.4500 *main* • 630.574.7818 *fax* • www.wolfcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B&A Capital, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company LLP

Oakbrook Terrace, Illinois
January 23, 2014

B&A CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$ 8,509

STOCKHOLDER'S EQUITY

Stockholder's equity:	
Common stock, $1 par value, 1,000,000 shares authorized, 15,000 shares issued and outstanding	$ 15,000
Additional paid-in-capital	54,000
Retained deficit	(60,491)
Total stockholder's equity	$ 8,509

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

Expenses:	
Filing fees	$ 3,455
Insurance	680
Outside services	6,150
Professional fees	1,459
Total expenses	11,744
Net loss	$ (11,744)
Basic earnings per share	$ (0.78)

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2012	15,000	$ 15,000	$ 43,000	$ (48,747)	$ 9,253
Capital contribution	-	-	11,000	-	11,000
Net loss	-	-	-	(11,744)	(11,744)
Balance at December 31, 2013	15,000	$ 15,000	$ 54,000	$ (60,491)	$ 8,509

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash used in operating activities:	
Net loss	$ (11,744)
Cash provided by financing activities:	
Capital contributions	11,000
Net decrease in cash	(744)
Cash, beginning of year	9,253
Cash, end of year	$ 8,509

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations

B&A Capital, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides brokerage and marketing services for limited partnerships and/or joint ventures in the oil and gas industry. These services are provided for corporations with identical ownership as the Company. Operations are located in Illinois.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes commission income, as determined in sales agreements for each partnership and/or joint venture.

Statement of Cash Flows – The Company considers cash to be all highly liquid deposits with a maturity date of three months or less.

Net Capital Requirements – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

Basic Earnings Per Share – Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Income Taxes – The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company is no longer subject to federal or state income tax examinations by tax authorities for the years before the 2010 tax year.

3. Related Party

The Energy Group, Inc., solely owned by the stockholder of B&A Capital, Inc., provides administrative services to the Company. There were no charges between the two entities during 2013.

4. Income Taxes

The Company has available approximately $60,000 in net operating loss carryforwards, expiring through 2033. The accompanying financial statements do not reflect a deferred tax asset related to these carryforwards, as the likelihood that the Company will generate sufficient taxable income to utilize the losses is uncertain.

5. Subsequent Events

The Company's management has evaluated subsequent events through January 23, 2014, the date these financial statements were available for issuance.

SUPPLEMENTARY INFORMATION

B&A CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Net capital:		
Total stockholder's equity	$	8,509
Deductions		-
Net capital	$	8,509
Reconciliation of Company's computation:		
Net capital, as reported in Company's Part II original (unaudited) FOCUS report	$	8,509
Non-allowable assets		-
Company adjustments		-
Audit adjustments		-
Net capital	$	8,509
Minimum net capital requirements:		
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$	5,000
Excess net capital	$	3,509
Aggregate indebtedness:		
Total liabilities from statement of financial condition/aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0.00%

See independent auditor's report.

Wolf & Company LLP

Wolf & Company
Oakbrook Terrace · Chicago

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
B&A Capital, Inc.
East Dundee, Illinois

In planning and performing our audit of the financial statements of B&A Capital, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf + Company LLP

Oakbrook Terrace, Illinois
January 23, 2014

Wolf & Company LLP

Wolf & Company
Oakbrook Terrace Chicago

January 23, 2014

Board of Directors
B&A Capital, Inc.
East Dundee, Illinois

We have audited the financial statements of B&A Capital, Inc. for the year ended December 31, 2013, and have issued our report thereon dated January 23, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 18, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by B&A Capital, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. There are no accounting estimates that are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The disclosures in the financial statements are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

1901 S. Meyers Road, Suite 500 · Oakbrook Terrace, Illinois 60181-5269
630.545.4500 *main* · 630.574.7818 *fax* · www.wolfcpa.com

Management Representations

We have requested certain representations from management that are included in the management representation letter dated January 23, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary report on internal control required by Securities and Exchange Commission Rule 17a-5 information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors and management of B&A Capital, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Wolf + Company LLP

Summary of Uncorrected Misstatements

Entity: B&A Capital, Inc. Balance Sheet Date: December 31, 2013

Description (Nature) of Audit Difference	Financial Statement Effect—Amount of Over (Under) Statement of: Total Assets	Total Liabilities	Equity	Income Before Taxes	Net Income
To record FINRA renewal as prepaid.	(1,680)	-	(1,680)	(1,680)	(1,680)
To record insurance expense as prepaid.	(652)	-	(652)	(652)	(652)
	-	-	-	-	-
	-	-	-	-	-
	-	-	-	-	-
	-	-	-	-	-
	-	-	-	-	-
Total	(2,332)	-	(2,332)	(2,332)	(2,332)
Effect of Uncorrected Misstatements—Prior Years				133	133
Combined Current and Prior Year Uncorrected Misstatements (Rollover Method)	(2,332)	-	(2,332)	(2,199)	(2,199)
Financial Statement Caption Totals	8,509	-	8,509	(11,744)	
Current and Prior Uncorrected Misstatements as % of F/S Captions (Rollover Method)	-27.41%	0.00%	-27.41%	18.72%	0.00%